Exhibit 99.1

TeliaSonera Finland Appeals the National Regulatory Authority's GSM 900 Radio License Decision

STOCKHOLM, Sweden--(BUSINESS WIRE)--Jan. 5, 2006--TeliaSonera Finland appeals the Finnish Communications Regulatory Authority's (FICORA) GSM 900 radio license decision to the Helsinki Administrative Court and requests that the enforcement of the decision should be suspended for the duration of the appeal process.

TeliaSonera Finland views the decision as contradictory to development of information society since the implementation of the decision requires additional outlays on mobile technology that is less efficient than 3G.

The Finnish Communications Regulatory Authority (FICORA) announced, January 4, 2006, a decision on renewing the P-GSM 900 radio license of Sonera Mobile Networks Oy, which is a subsidiary of TeliaSonera Finland Oyj and conducts mobile communications network business. According to the new license, which will be in force until December 31, 2010, the right of use related to 19 channels is transferred to Finnet Networks Oy. According to the decision, the radio frequencies shall be transferred by December 31, 2006.

"We are committed to advancing the information society in the long run. Unfortunately, we are now obliged to direct investments to implementing a transfer of the rights of use related to the basic GSM network. We find the decision not only surprising but also contradictory: Finland has been concerned about the adequate level of investments that would secure the emergence of the future information society, and now the implementation of the decision requires that we make additional outlays on mobile technology that is less efficient than 3G," says Juho Lipsanen, President TeliaSonera Finland.

TeliaSonera Finland estimates that the transfer of the rights of use will result in one time expenses of approximately EUR 15 - 20 million, mostly in capital expenditure. If the transfer proceeds in accordance with the decision of the Finnish Communications Regulatory Authority, TeliaSonera Finland will recognise the expense in its 2006 financials.

"Irrespective of the radio license decision, the most important thing for us is to guarantee the best service level for our customers in the future. TeliaSonera Finland aims to continue its expansion investments related to network and technology migration in accordance with the turn-around program launched last autumn to ensure that the company has a sophisticated service offering even in the future", Juho Lipsanen stresses.

In Finland, the radio frequencies needed in the mobile communications network business are managed by FICORA, which grants network operators a right to use frequencies for a fixed term. In addition to the license of Sonera Mobile Networks Oy, FICORA also made a decision on the P-GSM 900 radio licenses of Elisa Matkapuhelinpalvelut Oy and Finnet Networks Oy. The rights of use of all three operators are in force until December 31, 2010.

Forward-Looking Statements

Statements made in the press release relating to future status or circumstances, including future performance and other trend projections are forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There can be no assurance that actual results will not differ materially from those expressed or implied by these forward-looking statements due to many factors, many of which are outside the control of TeliaSonera.

TeliaSonera is the leading telecommunications company in the Nordic and Baltic regions. At the end of December 2004 TeliaSonera had 15,411,000 mobile customers (51,359,000 incl. associated companies) and 8,312,000 fixed telephony customers (8,943,000 incl. associated companies) and 2,017,000 internet customers (2,056,000 incl. associated companies). Outside the home markets TeliaSonera has extensive interests in the growth markets in Russia, Turkey and Eurasia. TeliaSonera is listed on the Stockholm Exchange and the Helsinki Exchanges. Pro forma net sales January-December 2004 amounted to SEK 81.9 billion (EUR 9.08 billion). The number of employees was 29,082.

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CONTACT: TeliaSonera AB, (0)8-713 58 30